January 8, 2009

VIA EDGAR

Mr. Chad Eskildsen
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington DC  20549

Re:	Wisconsin Capital Funds, Inc. (the "Registrant")
1933 Act Reg. No. 33-141917; 1940 Act File No. 811-22045

Response to Staff Telephone Comments on Registrant’s Annual Report on Form N-CSR for the period ended March 31, 2008

Dear Mr. Eskildsen:

On behalf of our client, Wisconsin Capital Funds, Inc. (the "Registrant"), we are transmitting for filing via EDGAR this letter as a response to the staff’s comment, as we understand it, based upon a telephone conversation we had with the staff on December 22, 2008, on the Registrant’s Annual Report on Form N-CSR for the period ended March 31, 2008 (the “Annual Report”).  All references to “we” mean the Registrant, and where applicable, each of its mutual fund series (each a “Fund”, and collectively, the “Funds”).

Set forth below is a numbered paragraph identifying what we believe the staff’s comment to be, which is immediately followed by the Registrant’s response.

STAFF COMMENT AND REGISTRANT RESPONSE

Comment 1.    The staff noted that the Plumb Balanced Fund currently has an investment restriction that prevents the Fund from purchasing securities of issuers conducting their principal business activity in the same industry if immediately after such purchase the value of the Fund's investments in such industry would exceed 25% of the value of its total assets.  The staff also noted that on page 10 of the Funds’ Annual Report, the pie chart shows that at March 31, 2008, the Plumb Balanced Fund had 27% of its portfolio invested in securities of issuers in the Financial Sector.  The staff inquired if, in light of the fact that the Plumb Balanced Fund had 27% of its portfolio invested in securities of issuers in the Financial Sector, the Fund was in compliance with the aforementioned investment restriction at March 31, 2008.

Response. The Plumb Balanced Fund was in compliance with the aforementioned investment restriction at March 31, 2008.   The relevant restriction on the Funds is contained on page 16 of the Funds’ Statement of Additional Information, dated August 1, 2008.  It states that a Fund may not “[p]urchase the securities of issuers conducting their principal business activity in the same industry if immediately after such purchase the value of the Fund's investments in such industry would exceed 25% of the value of its total assets” (emphasis added).  The Funds’ use the Global Industry Classification Standard (“GICS”) when determining whether a Fund is in compliance with this industry investment limitation.  As the staff pointed out, page 10 of the Funds’ Annual Report, the pie chart shows that at March 31, 2008, the Plumb Balanced Fund had 27% of its portfolio invested in securities of issuers in the Financial Sector.  Under GICS, the Financial Sector is comprised of 4 industries: Banks, Diversified Financials, Insurance and Real Estate.  Thus, while 27% of the Plumb Balanced Fund’s portfolio at March 31, 2008 consisted of securities of issuers in the Financial Sector, its portfolio holdings in issuers of each industry of the Financial Sector did not exceed 25%.

Mr. Chad Eskildsen
January 8, 2009

The Registrant acknowledges and agrees that it is responsible for the adequacy and accuracy of the disclosures made in the Annual Report; that the SEC staff comments or the Registrant’s responses to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and that the Registrant may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or further comments on the Annual Report, please contact me at (414) 277-5629 or aketter@quarles.com or Fred Lautz of this office at (414) 277-5309 or flautz@quarles.com.  Thank you in advance for your prompt attention to this matter.

Very truly yours,

QUARLES & BRADY LLP

/s/ Andrew D. Ketter

Andrew D. Ketter

ADK:aketter